FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: September 13, 2007	Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC SECURES EXCLUSIVE LICENCE TO CREATE
INTERNET CASINO GAMES BASED ON
SPIDER-MAN AND THE FANTASTIC FOUR

Marvel’s Renowned Super Heroes join e-gaming leader’s award-winning line-up

September 13, 2007 (Dublin, IRELAND, and Toronto, CANADA) – Marvel Entertainment’s world renowned web-slinger is swinging onto the Web in a whole new way – as the star attraction in a groundbreaking new suite of Internet casino games.

CryptoLogic® Limited, a leading software developer to the global Internet gaming market, announced today that it has gained the exclusive rights to develop the first-ever Internet casino games based on the popular Marvel Super Heroes, Spider-Man and The Fantastic Four.

Under the agreement, made through CryptoLogic’s wholly-owned subsidiary, WagerLogic Ltd®., CryptoLogic® will remain the sole developer of Internet casino games based on the Marvel characters through 2010. The games based on these characters are scheduled to launch in December 2007.

“CryptoLogic® is proud to be a ‘web-mate’ of one of the world’s premier entertainment brands – and excited to add the most famous of all Marvel Super Heroes to our award-winning suite of Internet casino games,” said Javaid Aziz, CryptoLogic’s President and CEO. “Spider-Man and the Fantastic Four have grown from the comics to a massive worldwide fan base, and now it’s fitting that they make their debut at the world’s top Internet casinos – powered by CryptoLogic ® software.”

Spider-Man and The Fantastic Four join CryptoLogic’s roster of popular Marvel-branded slot games, including the Hulk, Daredevil, Blade, The Punisher, Thor, X-Men, Silver Surfer, Elektra, Iron Man and Ghost Rider. Available exclusively through WagerLogic ® licensees, these games bring players big-screen excitement, stunning graphics and their favourite Marvel characters — along with the chance to win huge cash prizes.

“Today’s sophisticated Internet casino players have told us they want more choice, more excitement and more chances to win — and with Spider-Man and The Fantastic Four, WagerLogic® delivers,” said A.J. Slivinski, Managing Director of WagerLogic®. “Together, we are delivering great games and great entertainment – and breaking new ground in licensing branded content for the Internet gaming world.”

With more than 200 games, CryptoLogic ® has one of the most comprehensive casino gaming suites on the Internet. The company has introduced some of the most popular games in the

TEL 353 (0) 1 631 9000  FAX 353 (0) 1 631 9001

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

industry, including fan favourites Bejeweled®, Cubis®, Jewel Quest®, and the first-ever version of Multi-Hand Video Blackjack, a bring combines the excitement and action of Video Poker to the world’s most popular casino game.

CryptoLogic® has earned top honours for its world-class Internet software, including Top Casino Software from Online Gambling Magazine in each of the last two years. The award, based on the votes of readers, players and website visitors, is widely considered the industry’s top award.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic®, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic®, visit www.wagerlogic.com.

About Marvel Entertainment, Inc.

With a library of over 5,000 characters, Marvel Entertainment, Inc. is one of the world’s most prominent character-based entertainment companies. Marvel’s operations are focused on utilizing its character franchises in licensing, entertainment, publishing and toys. Areas of emphasis include feature films, DVD/home video, consumer products, video games, action figures and role-playing toys, television and promotions. Rooted in the creative success of over sixty years of comic book publishing, Marvel’s strategy is to leverage its character franchises in a growing array of opportunities around the world. For more information visit www.marvel.com.

MARVEL, and all related character names and the distinctive likenesses thereof are trademarks of Marvel Characters, Inc., and are used with permission. Copyright© 2007 Marvel Characters, Inc. All rights reserved. www.marvel.com. Super Heroes is a co-owned registered trademark.

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For more information, please contact:

Argyle Communications, (416) 968-7311 (North American & gaming industry media)
Dan Tisch, ext. 223/dtisch@argylecommunications.com
Karen Passmore, ext. 229/kpassmore@argylecommunications.com
Corfin Communications (UK media)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.